Exhibit 21.1
SUBSIDIARIES OF THE COMPANY
Tesoro Corporation is publicly held and has no parent. The subsidiaries listed below are wholly-owned. Small or inactive subsidiaries are omitted from the list below. Such omitted subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” at the end of the year ended December 31, 2007.

Incorporated
or Organized
Name of Subsidiary	Under Laws of
Tesoro Alaska Company	Delaware
Tesoro Refining and Marketing Company	Delaware